Exhibit 99.1

Galmed Pharmaceuticals Announces Receipt of Nasdaq Minimum Bid Price Notification

TEL AVIV, Israel, Sept. 22, 2023 /PRNewswire/ —Galmed Pharmaceuticals Ltd. (Nasdaq: GLMD) (“Galmed” or the “Company”), a clinical-stage biopharmaceutical company for liver, metabolic and fibrotic diseases, today announced that the Company received a letter from the Nasdaq Listing Qualifications (the “Letter”), indicating that the Company is not in compliance with the minimum bid price requirement for continued listing set forth in Listing Rule 5550(a)(2), which requires listed securities to maintain a minimum bid price of $1.00 per share.

Further, the Rules also provide the Company a compliance period of 180 calendar days to regain compliance. According to the Letter, the Company has from September 18, 2023, or until March 18, 2024, to regain compliance with the minimum bid price requirement. The Company can regain compliance, if at any time during this 180 day period, the closing bid price of its ordinary shares is at least $1 for a minimum of ten consecutive business days, in which case the Company will be provided with a written confirmation of compliance and this matter will be closed. In the event the Company does not regain compliance after the initial 180-day period, the Company may then be eligible for an additional time if it meets the continued listing requirement for market value of publicly held shares and all other initial listing standards for The Nasdaq Capital Market, with the exception of the bid price requirement, and will need to provide written notice of its intention to cure the deficiency during the second compliance period.

If the Company cannot demonstrate compliance by the end of the 180-day period, the Nasdaq’s staff will notify the Company that its ordinary shares are subject to delisting.

The Letter has no immediate effect on the Company’s Nasdaq listing or the trading of its ordinary shares, and during the grace period, as may be extended, Galmed’s ordinary shares will continue to trade on the Nasdaq Capital Market under the symbol “GLMD”.

About Galmed Pharmaceuticals Ltd.

We are a clinical stage biopharmaceutical company focused on the development of Aramchol for liver and fibro-inflammatory diseases. We have focused almost exclusively on developing Aramchol for the treatment of NASH and are currently developing Aramchol for PSC and exploring the feasibility of developing Aramchol for other fibro-inflammatory indications outside of liver disease. We are also collaborating with the Hebrew University in the development of Amilo-5MER, a 5 amino acid synthetic peptide.

Forward-Looking Statements

Forward-looking statements relate to anticipated or expected events, activities, trends or results as of the date they are made. Because forward-looking statements relate to matters that have not yet occurred, these statements are inherently subject to risks and uncertainties that could cause our actual results to differ materially from any future results expressed or implied by the forward-looking statements. Many factors could cause our actual activities or results to differ materially from the activities and results anticipated in forward-looking statements, including, but not limited to, our ability to identify, evaluate and complete any strategic alternative that yields value for our shareholders; the timing and cost of our any pre-clinical or clinical trial, for our product candidates; completion and receiving favorable results of any pre-clinical or clinical trial; regulatory action with respect to Aramchol or any other product candidate by the U.S. Food and Drug Administration, or the FDA, or the European Medicines Authority, or EMA, including but not limited to acceptance of an application for marketing authorization, review and approval of such application, and, if approved, the scope of the approved indication and labeling; the commercial launch and future sales of Aramchol and any future product candidates; our ability to comply with all applicable post-market regulatory requirements for Aramchol or any other product candidate in the countries in which we seek to market the product; our ability to achieve favorable pricing for Aramchol or any other product candidate; our expectations regarding the commercial market for non-alcoholic steato-hepatitis, or NASH, in patients or any other targeted indication; third-party payor reimbursement for Aramchol or any other product candidate; our estimates regarding anticipated capital requirements and our needs for additional financing; market adoption of Aramchol or any other product candidate by physicians and patients; the timing, cost or other aspects of the commercial launch of Aramchol or any other product candidate; our ability to obtain and maintain adequate protection of our intellectual property; the possibility that we may face third-party claims of intellectual property infringement; our ability to manufacture our product candidates in commercial quantities, at an adequate quality or at an acceptable cost; our ability to establish adequate sales, marketing and distribution channels; intense competition in our industry, with competitors having substantially greater financial, technological, research and development, regulatory and clinical, manufacturing, marketing and sales, distribution and personnel resources than we do; the development and approval of the use of Aramchol or any other product candidate for additional indications or in combination therapy; our ability to maintain the listing of our ordinary share on The Nasdaq Capital Market; and our expectations regarding licensing, acquisitions and strategic operations. We believe these forward-looking statements are reasonable; however, these statements are only current predictions and are subject to known and unknown risks, uncertainties and other factors that may cause our or our industry’s actual results, levels of activity, performance or achievements to be materially different from those anticipated by the forward-looking statements. We discuss many of these risks in our Annual Report on Form 20-F for the year ended December 31, 2022 filed with the SEC on March 29, 2023 in greater detail under the heading “Risk Factors.” Given these uncertainties, you should not rely upon forward-looking statements as predictions of future events. All forward-looking statements attributable to us or persons acting on our behalf speak only as of the date hereof and are expressly qualified in their entirety by the cautionary statements included in this report. We undertake no obligations to update or revise forward-looking statements to reflect events or circumstances that arise after the date made or to reflect the occurrence of unanticipated events. In evaluating forward-looking statements, you should consider these risks and uncertainties.

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CONTACT: Galmed Pharmaceuticals Ltd.; investor.relations@galmedpharma.com | +972-3-693-8448